FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




7 May 2004

BG Energy Capital plc
Euro Medium Term Note Programme

BG Energy Capital plc, a wholly-owned subsidiary of BG Group plc, yesterday issued Singapore $ 100,000,000 3.06 per cent. Fixed Rate Guaranteed Notes due 2009 under its Euro Medium Term Note Programme. The Notes have today been admitted to listing on the Singapore Exchange Securities Trading Limited.



7 May 2004

Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 07 May 2004                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary